1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct 27, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/10/27

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Consolidated Financial Statements as of December 31, 2005 and September 30, 2006 (Unaudited) and for Three Months and Nine Months Ended September 30, 2005 and 2006 (Unaudited)

2.	Press Release on Operating Results for the First Nine Months and Third Quarter of 2006

Exhibit 1

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements as of

December 31, 2005 and September 30, 2006

(Unaudited) and for Three Months and

Nine Months Ended September 30, 2005 and 2006

(Unaudited)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2005	September 30
		2006	2006
	NT$	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$41,891	$40,503	$1,224
Short-term investments	14,171	13,799	417
Trade notes and accounts receivable, net	12,839	12,098	365
Inventories, net	2,120	1,733	52
Prepaid expenses	1,149	2,944	89
Deferred income taxes	3,353	2,603	79
Other current assets	5,805	5,849	177

Total current assets	81,328	79,529	2,403

LONG-TERM INVESTMENTS	3,391	3,358	101

INVESTMENT IN PRIVATE MUTUAL FUND	481	—	—

PROPERTY, PLANT AND EQUIPMENT, NET	293,525	278,408	8,411

INTANGIBLE ASSETS
3G concession, net	9,732	9,171	277
Patents and computer software, net	184	168	5
Supplier contract	—	2	—
Goodwill	—	72	2

Total intangible assets	9,916	9,413	284

OTHER ASSETS
Deferred income taxes, non-current	2,626	2,722	82
Other	3,901	4,243	129

Total other assets	6,527	6,965	211

TOTAL	$395,168	$377,673	$11,410

	December 31, 2005	September 30
		2006	2006
	NT$	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	$—	$115	$3
Trade notes and accounts payable	10,332	7,491	226
Income tax payable	997	10,227	309
Accrued expenses	16,010	14,489	438
Current portion of deferred income	1,486	1,488	45
Current portion of long-term loan	200	319	10
Customers’ deposits	8,250	7,547	228
Other current liabilities	19,411	16,293	492

Total current liabilities	56,686	57,969	1,751

LONG-TERM LIABILITIES
Deferred income, net of current portion	10,147	9,596	290
Long-term loan, net of current portion	300	6	—
Accrued pension liabilities	—	821	25
Other	207	210	6

Total long-term liabilities	10,654	10,633	321

Total liabilities	67,340	68,602	2,072

MINORITY INTEREST	—	109	3

COMMITMENTS AND CONTINGENT LIABILITIES (Notes 13 and 14)

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.3) par value; preferred stock - NT$10 (US$0.3) par value;
Authorized - 9,647,724,900 common shares at December 31, 2005; 12,000,000,000 common shares and 2 preferred shares at September 30, 2006; Issued and outstanding - 9,647,724,900 common shares at December 31, 2005, 9,455,724,900 common shares and 2 preferred shares at September 30, 2006	96,477	94,557	2,857
Stock dividend to be issued	—	2,121	64
Capital surplus	157,490	164,359	4,966
Retained earnings	73,864	47,570	1,437
Other comprehensive income	(3)	355	11

Total stockholders’ equity	327,828	308,962	9,335

TOTAL	$395,168	$377,673	$11,410

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended September 30			Nine Months Ended September 30
	2005	2006	2006	2005	2006	2006
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
SERVICE REVENUES	$47,751	$47,384	$1,432	$138,449	$138,788	$4,193

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	16,551	15,989	483	46,162	48,113	1,454
Marketing, excluding depreciation and amortization	5,187	4,825	146	14,455	14,797	447
General and administrative, excluding depreciation and amortization	716	763	23	2,080	2,544	77
Research and development, excluding depreciation and amortization	717	680	21	1,976	2,062	62
Depreciation and amortization - costs of services	9,812	9,544	288	29,002	28,779	869
Depreciation and amortization - operating expenses	573	584	18	1,781	1,739	53

Total operating costs and expenses	33,556	32,385	979	95,456	98,034	2,962

INCOME FROM OPERATIONS	14,195	14,999	453	42,993	40,754	1,231

OTHER INCOME
Interest	132	249	8	348	563	17
Other income	888	727	22	2,228	2,137	65

Total other income	1,020	976	30	2,576	2,700	82

OTHER EXPENSES
Interest	1	1	—	2	3	—
Other expense	376	83	3	191	240	7

Total other expenses	377	84	3	193	243	7

INCOME BEFORE INCOME TAX AND MINORITY INTEREST	14,838	15,891	480	45,376	43,211	1,306

INCOME TAX	3,768	4,752	144	9,448	12,297	372

INCOME BEFORE MINORITY INTEREST	11,070	11,139	336	35,928	30,914	934

MINORITY INTEREST	—	2	—	—	2	—

NET INCOME	$11,070	$11,141	$336	$35,928	$30,916	$934

NET INCOME PER SHARE	$1.12	$1.14	$0.03	$3.64	$3.18	$0.10

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,859,845,093	9,772,908,703	9,772,908,703	9,859,845,093	9,716,365,782	9,716,365,782

NET INCOME PER PRO FORMA EQUIVALENT ADS	$11.23	$11.40	$0.34	$36.44	$31.82	$0.96

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	985,984,509	977,290,870	977,290,870	985,984,509	971,636,578	971,636,578

COMPREHENSIVE INCOME
Net income	$11,070	$11,141	$336	$35,928	$30,916	$934
Cumulative translation adjustments	(1)	2	—	(1)	(1)	—
Unrealized gain on available-for-sale securities	—	133	4	—	359	11

Comprehensive income	$11,069	$11,276	$340	$35,927	$31,274	$945

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Nine Months Ended September 30
	2005	2006	2006
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$35,928	$30,916	$934
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	710	466	14
Depreciation and amortization	30,783	30,518	922
Impairment loss on long-lived assets	343	—	—
Net unrealized gain on short-term investments	(123)	—	—
Loss (gain) on sale of short-term investments	(91)	34	1
Loss on sale of long-term investments	—	7	—
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	7	(8)	—
Equity in earnings of equity investees	(66)	(4)	—
Cash dividends received from equity investees	66	42	1
Stock compensation expenses for shares issued to employees at a discount	1,997	503	15
Employee stock bonus	—	1,381	42
Deferred income taxes	9,116	701	21
Minority interest	—	(2)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	295	391	12
Inventories	(453)	691	21
Prepaid expenses	(9,203)	(1,794)	(54)
Other current assets	(818)	(40)	(1)
Other assets	(176)	160	5
Increase (decrease) in:
Trade notes and accounts payable	(2,400)	(3,235)	(98)
Income tax payable	(5,015)	9,280	280
Accrued expenses	(4,748)	(1,558)	(47)
Customers’ deposits	(950)	(703)	(21)
Other current liabilities	1,055	517	16
Accrued pension liabilities	1,373	812	25
Deferred income	(1,489)	(549)	(17)
Other liabilities	117	(53)	(2)

Net cash provided by operating activities	56,258	68,473	2,069

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Nine Months Ended September 30
	2005	2006	2006
	NT$ (Unaudited)	NT$ (Unaudited)	US$ (Unaudited) (Note 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	$(6,891)	$(3,270)	$(99)
Proceeds from disposal of available-for-sale securities	—	4,442	134
Acquisitions of property, plant and equipment	(15,896)	(18,450)	(557)
Proceeds from disposal of property, plant and equipment	34	9	—
Acquisitions of patents and computer software	(89)	(86)	(3)
Acquisitions of subsidiary, net of cash and cash equivalents acquired	—	(283)	(8)
Net cash used in investing activities	(22,842)	(17,638)	(533)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	(200)	(200)	(6)
Cash dividends paid	(45,344)	(40,660)	(1,229)
Additional capital contributed by government	(1)	29	1
Purchase of treasury stock	—	(11,392)	(344)

Net cash used in financing activities	(45,545)	(52,223)	(1,578)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,129)	(1,388)	(42)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,283	41,891	1,266

CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,154	$40,503	$1,224

SUPPLEMENTAL INFORMATION
Interest paid	$2	$2	$—

Income tax paid	$11,400	$1,248	$38

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$319	$10

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of September 30, 2006 the MOTC owns 41.78% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and July 17, 2003, respectively.

The company has incorporated various subsidiaries, including New Prospect Investments Holdings, Ltd. (B.V.I), Prime Asia Investments Group Ltd. (B.V.I), and beginning from September 2006, CHIEF Telecom (Note 4).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, the Company maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, the Company is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying unaudited interim consolidated financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. The results for interim periods are not necessarily indicative of results for the full year. Accordingly, they do not include all of the information and footnotes required by US GAAP for the complete consolidated financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included.

Principles of Consolidation

The accompanying consolidated financial statements consolidate the results and assets and liabilities of all entities within the scope FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46R”) which are Variable Interest Entities (VIEs) where the Company is the primary beneficiary. For entities which are not VIEs the Company consolidates all directly and indirectly majority owned subsidiaries of the Company applying the criteria in FASB Statement No. 94 “Consolidation of All Majority-Owned Subsidiaries”. All significant intercompany balances and transactions are eliminated upon consolidation.

The Company has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and the Company has 100% ownership right in an amount of US$1 in each holding company.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment in stockholders’ equity.

b.	Financial assets and liabilities - credited or charged to current income.

Business Combination

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Previously held identifiable assets, liabilities and contingent liabilities of the acquired entity are revalued to their fair value at the date of acquisition, being the date at which the Company achieves control of the acquiree. The movement in fair value is taken to the asset revaluation surplus.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit and commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-Term Investments

Short-term investments include open-ended mutual funds, real estate investment trust funds and listed stocks which are classified as available-for-sale securities. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of shareholders’ equity. Short-term investments bought and held principally for the purpose of selling them in the near term for generating profits were classified as trading securities and carried at fair value, with unrealized holding gains and losses recognized in earnings.

The credit linked investment is an interest-rate-risk financial instrument with an embedded derivative linked to credit risk in order to gain a higher rate of return. The hybrid financial instrument is remeasured at fair value with changes in fair value reported in earnings. As such, the Company does not bifurcate the embedded derivative from the host contract.

Inventories

Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Long-term Investments

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the fair value of the net assets of the investee at the date of acquisition is recognized as equity method goodwill which is not amortized. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Profits and losses arising from equipment purchases from equity investees are eliminated. For other-than-temporary declines in the value of investments accounted for using the equity method, the investment is reduced to its fair value and an impairment loss is recognized.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

The costs of investments sold are determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-15
Exchange equipment	6-12
Miscellaneous equipment	3-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Gains and losses incurred for the sale or disposal of property, plant and equipment are recorded as costs of services.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets.” If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

3G Concession

3G Concession represents the amount paid by the Company on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication - 2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The Company received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expense for the nine months end September 30, 2005 and 2006 were NT$260 million and NT$561 million, respectively. The 3G Concession and its related asset group is subject to review for impairment in accordance with SFAS No. 144.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Patents and computer software are also reviewed for impairment in accordance with SFAS No. 144. Amortization expenses for the nine months ended September 30, 2005 and 2006 were NT$111 million and NT$102 million, respectively. Accumulated amortization were NT$1,133 million and NT$1,235 million as of December 31, 2005 and September 30, 2006, respectively.

Deferred Income

Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

The average expected customer service periods (in years) are as follows:

	As of December 31, 2005	As of September 30, 2006
Fixed-line	16	16
Cellular	4	4
Paging	2	2
Internet	4	4

The Company expenses the direct cost related to deferred income as incurred.

Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an assets at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each balance sheet date.

Goodwill is not subject to amortization but is tested for impairment in accordance with statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets.”

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned in accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition. When the Company has persuasive evidence of an arrangement, the goods have been delivered or the service have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

The following describes the application of that general policy to particular revenue streams.

The Company records service revenues as follows. Usage revenues from fixed-line services, cellular services, internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers which are payable when the end user enters into an airtime contract.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values or residual value when the fair value of the delivered item is not determinable with the amount of revenue allocated to the delivered item further limited to the amount that is not contingent upon the delivery of other items or services. Any customer connection revenue not recognized together with related facilities revenue is deferred and recognized over the period in which services are expected to be provided to the customer.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores. Where the Company also pays the third party cellular phone stores incentives to connect new customers and such incentives are identifiable with the deliverable item in the bundled products and services, these incentives are accounted for as a reduction of revenue in accordance with EITF, Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company invests its cash with several high-quality financial institutions. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign private issuer, the Company adopted SFAS No. 87, “Employers’ Accounting for Pensions,” on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company had allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

The projected benefit obligation has been determined by actuarial methods based on the related employees service through the date of privatization. An intangible asset representing the unrecognized net losses and unrecognized transition obligations has been recorded on the balance sheet as deferred pension cost. Such amounts represent an additional minimum pension liability and were recorded as an asset as such costs represent a receivable from the MOTC and was fully realized upon privatization.

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity.

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$1,647 million and NT$1,472 million for the nine months ended September 30, 2005 and 2006, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Employee Stock Compensation

The MOTC made an offer to the Company’s employees to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records compensation expense as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as fair value hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. The Company treats the investment tax credit as a reduction of current income taxes of the year in which the credit arises and defers unutilized tax credit as deferred income tax assets. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Under ROC tax regulations, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated. The Company adjusts the amount of accrued undistributed earnings tax after the Company’s shareholders approve the distribution of earnings in the following year.

Earnings Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect the declaration of the stock dividends.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustments and unrealized gain on available-for-sale securities and such amounts were (NT$1) million and NT$359 million, respectively, for the nine months ended September 30, 2006. Under the ROC tax laws, income tax on gains derived from the securities transactions was ceased to be imposed effective beginning after January 1, 1990, at the same time, losses on securities transactions are no longer deductible from income derived from such transactions. As a result, no deferred income tax for unrealized gains or losses on available-for-sale securities has been recorded.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after January 1, 2006 and prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections.” SFAS No. 154 requires that companies apply accounting changes and error corrections to consolidated financial statements retrospectively from previous period unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

In June 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company’s consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes” - an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company’s financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective beginning after December 15, 2006, the beginning of the Company’s 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is accessing the impact of adopting FIN 48 on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans: an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to recognize the over funded or under funded status of defined benefit and other postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through an adjustment to comprehensive income. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company is required to initially recognize the funded status of its defined benefit and other postretirement plans as of the end of fiscal year ending after December 15, 2006, and to provide the required disclosures in the Company’s 2006 annual report on Form 20-F. The Company is assessing the impact the adoption of SFAS No. 158 will have on the Company’s consolidated financial position.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in the New Taiwan dollars. For convenience only, the U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2006, which was NT$33.1 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	MATERIAL BUSINESS COMBINATION

In September 2006, the Company purchased a majority of the ownership right of CHIEF Telecom Co., Ltd., a privately held internet communication and internet date center (“IDC”) service provider, by acquiring 70% of the outstanding capital stock of CHIEF Telecom Co., Ltd., for a total purchase price of $311 million in cash. CHIEF Telecom Co., Ltd.’s results of operations have been included in the consolidated financial statements since September 7, 2006, the date of acquisition. As a result of the acquisition, the Company is expected to reduce costs through economies of scale.

The following table presents the allocation of the acquisition cost, including professional fees and other related acquisition costs, to the assets acquired and liabilities assumed, based on their fair values.

NT$
Cash and cash equivalents	$28
Trade notes and accounts receivable	45
Inventories	2
Other current assets	16
Long-term investment	11
Property, plant, and equipment	318
Supplier contract	2
Goodwill	72
Other assets	62

Total assets acquired	556

Amounts payable to banks and long-term debt due within one year	(94)
Trade notes and accounts payable	(56)
Other current liabilities	(44)
Long-term debt	(4)
Other liabilities	(47)

Total liabilities assumed	(245)

Net assets acquired	$311

The supplier contract has one-year useful life. The NT$72 million of goodwill was assigned to the internet and data segment.

The allocation of the purchase price is based on preliminary data performed by a third-party valuation firm and may be subject to be revised. The subsequent revisions, if any, are not expected to be material.

5.	CASH AND CASH EQUIVALENTS

	December 31, 2005	September 30, 2006
	NT$	NT$ (Unaudited)
Cash and bank deposits	$2,355	$8,452
Negotiable certificate of deposit	10,907	16,152
Commercial paper purchased	28,629	15,899

	$41,891	$40,503

6.	SHORT-TERM INVESTMENTS

	December 31, 2005		September 30, 2006
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$ (Unaudited)	NT$ (Unaudited)
Available-for-sale securities
Open-end bond mutual fund	$13,959	$61	$13,676	$351
Real estate investment trust fund	104	4	107	7
Listed stock	73	4	16	1

	14,136	69	13,799	359
Credit linked investment	35	—	—	—

	$14,171	$69	$13,799	$359

The Company entered into a contract with Citibank Taiwan Branch (“Citibank”) to invest NT$35 million in a credit linked investment in October 2005. The Company will receive interest on a quarterly basis commencing from December 2005 through March 2007, the maturity date. In addition to the quarterly interest, Citibank will pay an additional amount based on the embedded credit derivative. The embedded credit derivative is linked to credit events of Quanta Display Inc., a Taiwan Stock Exchange listed company. The credit events include bankruptcy, failure to pay certain obligations, acceleration of obligations, repudiation, moratorium and restructuring. If a credit event occurs on any day prior to the maturity date, Citibank may at its option declare a credit event, designate a cash settlement date and pay the cash settlement amount equal to 30% of the outstanding contract amount to the Company in New Taiwan Dollars. The contract also granted a call provision to Citibank enabling it to early terminate the contract. Following the exercise of the call provision, the Bank shall pay the Company the terminated contract amount and any accrued interest.

The contract is accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss is charged to shareholder’s equity. On January 9, 2006, the Company sold the contract to a third party and recognized an investment loss of NT$0.2 million (unaudited).

7.	LONG-TERM INVESTMENTS

The long-term investments is comprised of the following:

	December 31, 2005		September 30, 2006
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
	NT$		NT$ (Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$950	49	$966	49
Taiwan International Standard Electronics (“TISE”)	575	40	520	40

	1,525		1,486

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service Co., Ltd. (“3-Link”)	—	—	6	12

	1,866		1,872

	$3,391		$3,358

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the nine months ended September 30, 2005 and 2006, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends of zero and NT$42 million (unaudited) were declared by TISE for the nine months ended September 30, 2005 and 2006, respectively.

The Company evaluates the investments in TFC, RPTI, Siemens and 3-Link for impairment annually. There were no indicators of impairment noted for the nine months ended September 30, 2005 and 2006, respectively. Dividends of NT$58 million (unaudited) and NT$29 million (unaudited) were declared by Siemens for the nine months ended September 30, 2005 and 2006, respectively.

8.	INVESTMENT IN PRIVATE MUTUAL FUND

The Company invested NT$500 million in a private placement fund managed by First Global Investment Trust Company Limited (“FGIT”) from September 27, 2005 to September 28, 2008. FGIT, on-behalf of the Company, invested 95% of the total investment principle in a three-year structured time deposit issued by Far Eastern International Bank and invested the rest of the investment principal in a currency swap with Ta Chong Bank. The Company marks to market the private placement fund without distinguishing and presenting the underlying investment assets separately on its balance sheets. This is because the majority of the fair value of the private placement fund is generated from the three-year structured time deposit and the fair value of the currency swap is nominal. On June 28, 2006, the Company sold the private placement fund and recognized an investment loss of NT$7 million (unaudited).

9.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2005	September 30, 2006
	NT$	NT$ (Unaudited)
Loan from the Fixed-Line Fund	$500	$300
Bank loans	—	25

	500	325
Less: Current portion of long-term loans	200	319

	$300	$6

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005.

As of September 30, 2006, the Company has unused credit line of approximately NT$33,724 million (unaudited), which are available for short-term and long-term borrowings.

10.	STOCKHOLDERS’ EQUITY

Under the Revised Company’s Articles of Incorporation dated on May 30, 2006, the Company’s authorized capital is $120,000,000,020. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of the Company falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co. sold 505,389 thousand and 58,959 thousand common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents, exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005 and September 30, 2006, the outstanding ADSs were 246,043 thousand units, which equaled approximately 2,460,431 thousand common shares and represented 26.02% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the shareholders based on the resolution of shareholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the Company have been approved and resolved by the stockholders on May 30, 2006 as follows:

Amount NT$
Legal reserve	$4,765
Cash dividends - NT$4.3 per share	40,660
Stock dividends - NT$0.2 per share	1,891
Employee bonus - cash	230
Employee bonus - stock	230
Remuneration to board of directors and supervisors	15

$47,791

11.	TREASURY STOCK

In order to improve the Company’s financial condition and utilize excess funds, the Company acquired 192,000 thousand treasury shares for NT$11,392 million (unaudited) for the nine months ended September 30, 2006. On June 30, 2006, the Company cancelled the treasury stock by reducing common stock of NT$1,920 million (unaudited), capital surplus of NT$4,269 million (unaudited) and retained earnings of NT$5,203 million (unaudited).

12.	EMPLOYEE STOCK COMPENSATION

The MOTC provided employees with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan - under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company recognized NT$1,769 million as compensation expense for the discounted shares purchased by employees for the nine months ended September 30, 2005. There were no market discount plan offerings during the period ended September 30, 2006.

Under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the year ended December 31, 2005 and for the nine months ended September 30, 2006 were 4,126,928 shares and 10,411,955 shares, respectively. The MOTC received total proceeds of NT$41 million and NT$104 million (unaudited) for the year ended December 31, 2005 and for nine months ended September 30, 2006, respectively, from these sales.

The Company recognized NT$228 million (unaudited) and NT$503 million (unaudited) as compensation expense for the discounted shares purchased by employees under the par value plan for the nine months ended September 30, 2005 and September 30, 2006, respectively.

The basic earnings per share were reduced NT$0.2 and NT$0.05 for nine months ended September 30, 2005 and 2006, respectively, after the Company recognized the aforementioned compensation expenses under market discount plan and par value plan. There was no income tax benefit recognized in the statement of operation for share-based compensation arrangements and there was no effect on the statements of cash flow.

13.	PENSION PLAN

Pension costs for the defined benefit plan amounted to NT$3,680 million (unaudited) and NT$2,518 million (unaudited) for the nine months ended September 30, 2005 and 2006, respectively, and NT$1,018 million (unaudited) and NT$839 million (unaudited) for the three months ended September 30, 2005 and 2006, respectively. Pension costs for the defined contribution plan amounted to NT$0.4 million (unaudited) and NT$35 million (unaudited) for the nine months ended September 30, 2005 and 2006, respectively, and NT$0.4 million (unaudited) and NT$15 million (unaudited) for the three months ended September 30, 2005 and 2006, respectively. The Company’s contributions to all retirement plans were NT$2,935 million (unaudited) and NT$1,283 million (unaudited) for the nine months ended September 30, 2005 and 2006, respectively, and NT$28 million (unaudited) and NT$411 million (unaudited) for the three months ended September 30, 2005 and 2006, respectively.

The Company approved a Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily left the Company on March 31, 2006 to also receive benefit payments based on the respective original plan plus additional separation payments. The present value of such amount over and above the lump sum amount that would have been paid to the employees had they stayed until March 31, 2006 was accounted for as special termination benefits. The Company recognized expense of NT$2,302 million (unaudited) for Program C as of September 30, 2006.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. After paying all pension obligations for privatization, the plan assets will be transferred to the Fund for Privatization of Government-Owned Enterprises under the Executive Yuan. According to the instructions of MOTC, the Company has been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization. In July 2006, CHT transferred the remaining funds to be disbursed to employees to Privatization Fund.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

As of September 30, 2006, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$2,101 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$16,901 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

September 30, 2006
NT$ (Unaudited)
Within the following year (October 1, 2006 to September 30, 2007)	$1,306
During the second year (October 1, 2007 to September 30, 2008)	907
During the third year (October 1, 2008 to September 30, 2009)	645
During the forth year (October 1, 2009 to September 30, 2010)	337
During the fifth year and thereafter (October 1, 2010 to thereafter.)	143

$3,338

As of September 30, 2006, the Company had unused letters of credit of NT$2,309 million (unaudited).

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets - other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

The Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related documents.

15.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Chunghwa Post Co., Ltd. (the former Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Chunghwa Post Co., Ltd. in the amount of NT$768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of October 20, 2006, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of September 30, 2006, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation which it is involved in will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

16.	SUBSEQUENT EVENT

On October 11, 2006, the Company acquired 30% shares of Spring House Entertainment Inc. (“Spring House”) for a purchase price of NT$20 million. The main business of Spring House is to provide internet services.

17.	INFORMATION ON FINANCIAL INSTRUMENTS

Non-derivative financial instruments are as follows:

	December 31, 2005		September 30, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$ (Unaudited)	NT$ (Unaudited)
Assets
Cash and cash equivalents	$41,891	$41,891	$40,503	$40,503
Short-term investments	14,171	14,171	13,799	13,799
Long-term Investments for which it is:
- Practicable to estimate fair value	1,790	1,790	—	—
- Not practicable	76	—	1,872	—
Refundable deposits (included in “other assets - other”)	3,577	3,577	1,589	1,589
Liabilities
Customers’ deposits	8,250	7,049	7,547	6,398
Long-term loans (including current portion of long-term loans)	500	500	325	325

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents and short-term investments - the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments - the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits - the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits - the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Long-term loans (including current portion) - the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

18.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

o	Local operations - the provision of local telephone services;

o	DLD operations - the provision of domestic long distance call services;

o	ILD operations - the provision of international long distance call services;

o	Cellular operations - the provision of cellular and related services;

o	Paging operations - the provision of paging and related services;

o	Internet and data operations - the provision of Internet access, lease line, and related services;

o	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the three months ended September 30, 2005 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,521	$3,390	$3,626	$19,230	$30	$14,580	$1,068	$56,445
Elimination of intersegment amount	(4,323)	(583)	—	(275)	(1)	(3,882)	(7)	(9,071)
US GAAP adjustments	303	17	19	46	—	—	(8)	377

Total service revenues from external customers	$10,501	$2,824	$3,645	$19,001	$29	$10,698	$1,053	$47,751

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Operating costs and expenses, excluding depreciation and amortization	$7,504	$1,173	$2,455	$8,806	$35	$6,457	$536	$26,966
Elimination of intersegment amount	(985)	(838)	(732)	(3,516)	(6)	(2,864)	(128)	(9,069)
US GAAP adjustments	2,219	56	104	509	347	710	35	3,980

	$8,738	$391	$1,827	$5,799	$376	$4,303	$443	21,877

Unallocated corporate amount								1,294

Total operating costs and expenses, excluding depreciation and amortization								$23,171

Depreciation and amortization	$4,796	$184	$170	$2,008	$71	$3,099	$123	$10,451
US GAAP adjustments	(81)	(3)	(2)	(17)	(1)	(26)	30	(100)

	$4,715	$181	$168	$1,991	$70	$3,073	$153	10,351

Unallocated corporate amount								34

Total depreciation and amortization								$10,385

Income from operations	$2,221	$2,033	$1,001	$8,416	$(76)	$5,024	$409	$19,028
Elimination of intersegment amount	(3,338)	255	732	3,241	5	(1,018)	121	(2)
US GAAP adjustments	(1,835)	(36)	(83)	(446)	(346)	(684)	(73)	(3,503)

	$(2,952)	$2,252	$1,650	$11,211	$(417)	$3,322	$457	15,523

Unallocated corporate amount								(1,328)

Total income from operations								$14,195

Segment income before income tax	$2,347	$2,090	$981	$8,436	$(420)	$5,091	$382	$18,907
Elimination of intersegment amount	(3,338)	255	732	3,241	5	(1,018)	121	(2)
US GAAP adjustments	(1,687)	(36)	(61)	(437)	(3)	(674)	(73)	(2,971)

	$(2,678)	$2,309	$1,652	$11,240	$(418)	$3,399	$430	15,934

Unallocated corporate amount								(1,096)

Total segment income before income tax								$14,838

(Concluded)

As of and for the three months ended September 30, 2006 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,059	$3,106	$3,507	$19,578	$17	$17,280	$1,288	$58,835
Elimination of intersegment amount	(4,647)	(628)	—	(912)	(1)	(5,580)	(85)	(11,853)
US GAAP adjustments	365	16	16	11	—	1	(7)	402

Total service revenues from external customers	$9,777	$2,494	$3,523	$18,677	$16	$11,701	$1,196	$47,384

Operating costs and expenses, excluding depreciation and amortization	$9,166	$1,199	$2,599	$9,968	$22	$8,426	$119	$31,499
Elimination of intersegment amount	(1,323)	(855)	(933)	(3,680)	(3)	(4,827)	(233)	(11,854)
US GAAP adjustments	375	6	122	134	—	174	(266)	545

	$8,218	$350	$1,788	$6,422	$19	$3,773	$(380)	20,190

Unallocated corporate amount								2,067

Total operating costs and expenses, excluding depreciation and amortization								$22,257

Depreciation and amortization	$4,559	$167	$134	$2,243	$1	$3,233	$(144)	$10,193
US GAAP adjustments	(46)	(2)	(2)	(17)	—	(28)	—	(95)

	$4,513	$165	$132	$2,226	$1	$3,205	$(144)	10,098

Unallocated corporate amount								30

Total depreciation and amortization								$10,128

Income from operations	$334	$1,740	$774	$7,367	$(6)	$5,621	$1,313	$17,143
Elimination of intersegment amount	(3,324)	227	933	2,768	2	(753)	148	1
US GAAP adjustments	36	12	(104)	(106)	—	(145)	259	(48)

	$(2,954)	$1,979	$1,603	$10,029	$(4)	$4,723	$1,720	17,096

Unallocated corporate amount								(2,097)

Total income from operations								$14,999

Segment income before income tax	$478	$1,790	$635	$7,414	$(6)	$5,769	$1,279	$17,359
Elimination of intersegment amount	(3,324)	227	933	2,768	2	(753)	148	1
US GAAP adjustments	153	14	4	(34)	—	(81)	116	172

	$(2,693)	$2,031	$1,572	$10,148	$(4)	$4,935	$1,543	17,532

Unallocated corporate amount								(1,641)

Total segment income before income tax and minority interest								$15,891

As of and for the nine months ended September 30, 2005 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$42,406	$9,982	$10,855	$55,451	$110	$41,700	$2,346	$162,850
Elimination of intersegment amount	(12,196)	(1,740)	—	(840)	(1)	(10,617)	(14)	(25,408)
US GAAP adjustments	1,004	20	23	(18)	—	1	(23)	1,007

Total service revenues from external customers	$31,214	$8,262	$10,878	$54,593	$109	$31,084	$2,309	$138,449

Operating costs and expenses, excluding depreciation and amortization	$24,380	$3,497	$7,665	$25,374	$120	$18,927	$1,812	$81,775
Elimination of intersegment amount	(2,745)	(2,492)	(2,393)	(9,762)	(25)	(7,663)	(328)	(25,408)
US GAAP adjustments	2,893	71	134	610	348	932	51	5,039

	$24,528	$1,076	$5,406	$16,222	$443	$12,196	$1,535	61,406

Unallocated corporate amount								3,267

Total operating costs and expenses, excluding depreciation and amortization								$64,673

Depreciation and amortization	$14,487	$553	$511	$5,452	$213	$9,341	$422	$30,979
US GAAP adjustments	(184)	(7)	(8)	(49)	(2)	(79)	30	(299)

	$14,303	$546	$503	$5,403	$211	$9,262	$452	30,680

Unallocated corporate amount								103

Total depreciation and amortization								$30,783

Income from operations	$3,539	$5,932	$2,679	$24,625	$(223)	$13,432	$112	$50,096
Elimination of intersegment amount	(9,451)	752	2,393	8,922	24	(2,954)	314	—
US GAAP adjustments	(1,705)	(44)	(103)	(579)	(346)	(852)	(104)	(3,733)

	$(7,617)	$6,640	$4,969	$32,968	$(545)	$9,626	$322	46,363

Unallocated corporate amount								(3,370)

Total income from operations								$42,993

Segment income before income tax	$3,712	$6,094	$2,708	$25,029	$(568)	$13,689	$38	$50,702
Elimination of intersegment amount	(9,451)	752	2,393	8,922	24	(2,954)	314	—
US GAAP adjustments	(1,159)	(44)	(81)	(568)	(2)	(708)	(95)	(2,657)

	$(6,898)	$6,802	$5,020	$33,383	$(546)	$10,027	$257	48,045

Unallocated corporate amount								(2,669)

Total segment income before income tax								$45,376

As of and for the nine months ended September 30, 2006 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$41,718	$9,238	$10,537	$57,084	$57	$47,295	$2,650	$168,579
Elimination of intersegment amount	(13,667)	(1,804)	—	(2,235)	(1)	(13,081)	(103)	(30,891)
US GAAP adjustments	1,020	37	40	27	—	2	(26)	1,100

Total service revenues from external customers	$29,071	$7,471	$10,577	$54,876	$56	$34,216	$2,521	$138,788

Operating costs and expenses, excluding depreciation and amortization	$26,667	$3,572	$7,705	$27,981	$70	$21,546	$2,375	$89,916
Elimination of intersegment amount	(3,746)	(2,566)	(2,593)	(10,826)	(9)	(10,605)	(547)	(30,892)
US GAAP adjustments	3,219	45	241	553	3	1,127	61	5,249

	$26,140	$1,051	$5,353	$17,708	$64	$12,068	$1,889	64,273

Unallocated corporate amount								3,243

Total operating costs and expenses, excluding depreciation and amortization								$67,516

Depreciation and amortization	$13,644	$505	$436	$6,184	$3	$9,386	$559	$30,717
US GAAP adjustments	(169)	(6)	(7)	(51)	—	(82)	29	(286)

	$13,475	$499	$429	$6,133	$3	$9,304	$588	30,431

Unallocated corporate amount								87

Total depreciation and amortization								$30,518

Income from operations	$1,407	$5,161	$2,396	$22,919	$(16)	$16,363	$(284)	$47,946
Elimination of intersegment amount	(9,921)	762	2,593	8,591	8	(2,476)	444	1
US GAAP adjustments	(2,030)	(2)	(194)	(475)	(3)	(1,043)	(116)	(3,863)

	$(10,544)	$5,921	$4,795	$31,035	$(11)	$12,844	$44	44,084

Unallocated corporate amount								(3,330)

Total income from operations								$40,754

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Segment income before income tax	$437	$5,299	$2,272	$23,132	$(17)	$16,282	$(511)	$46,894
Elimination of intersegment amount	(9,921)	762	2,593	8,591	8	(2,476)	444	1
US GAAP adjustments	(355)	9	(27)	(167)	(2)	(434)	(85)	(1,061)

	$(9,839)	$6,070	$4,838	$31,556	$(11)	$13,372	$(152)	45,834

Unallocated corporate amount								(2,623)

Total segment income before income tax and minority interest								$43,211

(Concluded)

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly interconnection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2006	2005	2006
	NT$ (Unaudited)	NT$ (Unaudited)	NT$ (Unaudited)	NT$ (Unaudited)
Taiwan, ROC	$46,815	$46,496	$135,590	$136,010
Overseas	936	888	2,859	2,778

	$47,751	$47,384	$138,449	$138,788

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has a non-revenue generating office in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.01 million and NT$0.01 million (unaudited) at December 31, 2005 and September 30, 2006, respectively, are located in Taiwan, ROC.

Exhibit 2

Chunghwa Telecom Reports Operating Results for the First Nine

Months and Third Quarter of 2006:

Steady Growth in Internet & Data and Mobile Businesses

Generate Strong Cash Flow

Taipei, Taiwan, R.O.C. October 27, 2006 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the first nine months and third quarter of 2006. All figures were prepared in accordance with US GAAP.

Highlights for the first nine months of 2006:

-	Total revenue increased 0.2% to NT$138.79 billion

-	Internet and data service revenue increased 10.1% YoY

-	Cash flow from operations increased 21.7% to NT$68.47 billion

-	The number of broadband subscribers, including ADSL and FTTB subscribers, increased 11.7% YoY

-	Net income totaled NT$30.92 billion

-	Earnings per share (EPS) were NT$ 3.18, or NT$31.82 per ADS

Highlights for 3Q06:

-	Total revenue increased 2.2% QoQ to NT$47.38 billion

-	Internet & data and mobile revenues increased 3% and 2.3% QoQ, respectively

-	Net income increased 6.6% QoQ to NT$11.14 billion

Revenues

Total revenues for the first nine months of 2006 rose by 0.2% from the same period last year to NT$138.79 billion, of which 34% was from fixed-line services, 40% from mobile services and 24% from Internet and data services. The increase in revenues was mainly driven by continued growth in the Internet and data businesses.

Mobile revenue reported a 0.5% growth YoY, which was primarily driven by an increase of postpaid subscribers and value-added services. Internet and data revenue increased 10.1% YoY, led by continual increases in ADSL and FTTB subscribers and successful attempts to upgrade ADSL subscribers to higher speed or fiber services. Fixed-line revenues decreased 6.4% YoY. Of this, local revenue decreased 6.9%, mainly due to mobile and broadband substitution. Domestic long distance revenue decreased 9.6% due to mobile substitution and VoIP, and International long distance revenue decreased 2.8%, which was mainly a result of a decrease in unit price due to an increase in the percentage of wholesale minutes to total ILD minutes.

Total 3Q06 revenues were NT$47.38 billion, a 2.2% increase QoQ. Of this, 33% was from fixed-line services, 40% from mobile services and 25% from Internet and data services.

Costs and expenses

Total operating costs and expenses for the first nine months of 2006 increased 2.7% YoY to NT$98.03 billion. This was mainly caused by an increase in the compensation expense for the Early Retirement Program (ERP), and employee bonuses. The employee bonuses included the recognition of price difference between par value and market price for 2005 employee stock dividend of NT$1.15 billion, and the provision of employee cash bonus for 2006 of NT$683 million. Although the compensation expense caused a one-time decline in net income, the headcount reduction is expected to benefit our future operations.

3Q06 total operating costs and expenses fell 1.2% QoQ to NT$32.39 billion. This was mainly due to a decrease in employee bonuses compared to 2Q06.

EBITDA and net income

EBITDA for the first nine months of 2006 declined 3.4% YoY to NT$71.27 billion and the EBITDA margin was 51.4%. Net income for the first nine months of 2006 was NT$30.92 billion, a 14.0% YoY decrease due to the previously mentioned ERP expenses and employee bonuses, and represents a net margin of 22.3% compared to 26.0% in the same period last year.

3Q06 EBITDA increased by 5.7% QoQ to NT$25.13 billion and the EBITDA margin was 53.0%. Net income in 3Q06 rose 6.6% from 2Q06 to NT$11.14 billion. The increase was mainly due to the seasonal nature of the Company’s businesses and the decrease in employee bonuses compared to 2Q06.

Cash Flows

Cash flow from operations grew strongly, increasing 21.7% to NT$68.47 billion for the first nine months of 2006, compared to NT$56.26 billion for the same period in 2005. As of September 30, 2006, the Company’s cash and cash equivalents totaled NT$40.50 billion.

Businesses Performance Highlights

Internet and Data Services

■	Internet and data revenue for the first nine months of 2006 was NT$34.2 billion, a 10.1% increase YoY. For 3Q06, Internet and data revenue was NT$11.7 billion, a 3.0% increase QoQ.

■	The Company added 49,000 new HiNet subscribers in the third quarter to bring the total number of Internet subscriptions to 4.27 million at the end of September 2006, which was a solid increase from 4.06 million a year earlier.

■	Broadband subscribers, including ADSL and FTTB subscribers, increased to 3.97 million as of the end of September 2006. 47,000 new ADSL subscribers and 53,700 new FTTB subscribers were added in the third quarter.

Mobile Services

■	For the first nine months of 2006, mobile revenues grew by 0.5% YoY to NT$54.88 billion. 3Q06 mobile revenue was NT$18.68 billion, which was an increase of 2.3% QoQ.

■	At the end of September 2006, the Company had 8.42 million mobile subscribers, with postpaid subscribers growing 4.2% YoY in the first nine months.

■	Chunghwa remains the leading mobile operator in Taiwan in terms of both 2G revenue and 2G subscriber market share with 35.6% and 41.1% respectively as of the end of September 2006.

■	Chunghwa added 188,000 3G subscribers in 3Q06, which brought the total to 597,000.

Fixed-line Services

■	Fixed-line revenues for the first nine months of 2006 were NT$47.12 billion, a decrease of 6.4% YoY. Fixed-line revenue fell 1.1% QoQ to NT$15.79 billion in the third quarter.

■	As of the end of September 2006, the Company continued to defend its market leading position in the fixed-line market as the number of fixed-line subscribers totaled 13.16 million, slightly decreased by 0.9% compared to the same period in 2005.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this presentation contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this presentation were prepared and published in accordance with US GAAP. Investors are cautioned that there are many differences between US GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press release reflect the current belief of Chunghwa Telecom as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw